Mail Stop 3561

October 6, 2008

By U.S. Mail and facsimile to (863) 413-5702

David P. Phillips
Chief Financial Officer and Treasurer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re: Publix Super Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2008**
> **File No. 000-00981**

Dear Mr. Phillips:

We have reviewed your response letter dated September 15, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 29, 2007

1. We note your response to comment two from our letter dated August 13, 2008. Please indicate specifically how the risk could adversely affect the company. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company.

2. We note your response to comment three from our letter dated August 13, 2008. Notwithstanding the board's right to adjust the price of the stock, the appraisal has rarely been adjusted. Please disclose the name of the independent appraiser and provide their consent since this Form 10-K appears to be incorporated by reference into several registration statements on Form S-8.

Selected Financial Data, page 13

3. We note your response to comment four from our letter dated August 13, 2008. Please confirm to us that you will disclose in future filings how the measure you call gross profit is calculated, as we do not believe this is readily apparent from your current disclosures.

Financial Statements

Consolidated Statements of Earnings, page 30

4. We note your response to comment eight from our letter dated August 13, 2008 and have the following additional comments:

    •   Please explain to us in more detail why you believe rental income from subleases within your supermarkets should be classified as revenue but rental income from tenants that occupy other rental spaces within shopping centers that you own should be classified as non-operating income, as the distinction between these types of rental income such that they should have different classification is not clear to us. Your response should quantify the number of shopping centers that you own and where tenants occupy other rental spaces to help us understand how prevalent these arrangements are for your company and should also quantify for us the gross rental income and gross expenses that are netted together in this line item.

- Please confirm to us that you will disclose in more detail in future filings what is captured in your "Other Income, net" line item and how this rental income differs from the rental income classified as revenues, similar to the information provided in your response to us.
- Please tell us why your description of "Other Operating Income" on page 37 and in your response to comment 12 from our comment letter dated August 13, 2008, does not include rental income from subleases within your supermarkets. If you have not included rental income in your description of this line item due to immateriality, please quantify for us the gross rental income and gross expenses that are netted against such income to help us understand your response.

(8) Commitments and Contingencies, page 46

(a) Operating Leases, page 46

5. We read in your response to comment 14 from our letter dated August 13, 2008 that you estimate the amount of excess rent based on yearly sales projections and adjust these amounts to actual at the end of each year. Based on your response it does not appear that you adjust your estimates of excess rent during the year. If our understanding is correct, please tell us how you considered whether it would change your interim results if you reassessed the probable amount of contingent rent at each quarter end, as it is unclear to us that your current methodology fully complies with paragraph 8 of EITF 98-9.

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You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director